Exhibit L

HARBERT MEZZANINE PARTNERS II, L.P.

618 Church Street, Suite 500

Nashville, TN 37219

Commitment Letter

Up to $7,000,000 Senior Subordinated Second Lien Term Notes

$1,000,000 Equity Co-Investment

June 7, 2007

BBAC, LLC

3060 Peachtree Road, NW

Suite 1410

Atlanta, GA 30305

Ladies and Gentlemen:

BBAC, LLC (“you” or “BBAC”) has advised Harbert Mezzanine Partners II, L.P. (together with certain of its affiliates selected by Harbert Mezzanine Partners II, L.P. in its sole discretion, collectively “Harbert”) that you are seeking a commitment for senior subordinated second lien term notes in the aggregate principal amount not to exceed $7,000,000 (the “Notes”) to be issued by a subsidiary wholly owned by you (“Merger Sub”) and created for purposes of facilitating the Acquisition (as defined below) and up to a $1,000,000 equity co-investment in BBAC (the “Equity Co-Investment”; collectively with the Notes, the “Investment”) in connection with the acquisition (the “Acquisition”) of all of the capital stock of Back Yard Burgers, Inc. and its subsidiaries (the “Company”) by BBAC through a merger between Merger Sub and the Company (with the Company being the surviving entity). In that connection, you have requested that Harbert commit to lend the full principal amount of the Notes, and provide the Equity Co-Investment, upon the terms and conditions set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

Harbert is pleased to advise you by this letter (the “Commitment Letter”) of its commitment to provide the full principal amount of the Notes and provide the Equity Co-Investment, subject to the terms and conditions set forth herein and in the Term Sheet.

You have provided to Harbert, and agree to continue to provide, all information with respect to the Company, BBAC, the Acquisition and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as Harbert may reasonably request in connection with the Investment. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to Harbert by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to

June 7, 2007

Harbert by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions at the time such Projections were created. You understand that in structuring the Investment, Harbert may use and rely on the Information and Projections without independent verification thereof.

Regardless of whether definitive documentation shall be executed and delivered or whether the transactions contemplated by this Commitment Letter or in the Term Sheet are consummated or shall have occurred, upon your execution of this Commitment Letter, you hereby commit that you shall pay the reasonable out-of-pocket fees and expenses incurred by Harbert and the reasonable fees, disbursements, and other charges of Harbert’s counsel and consultants related to or in connection with the Investment and the transactions contemplated by this Commitment Letter or in the Term Sheet; provided that if the Investment is consummated, the expenses incurred by Harbert in connection with any accounting review shall be paid solely by Harbert; and, provided further, that the balance, if any, of the “Working Fee,” as such term is defined and used in that certain letter from Harbert to you dated May 11, 2007 (the “Working Fee Letter”), shall also be applied to the fees, expenses, disbursements, and charges referred to in this paragraph.

Harbert’s commitment hereunder and its agreement to perform the services described herein are subject to (a) satisfactory completion of Harbert’s business and legal due diligence (including, but not limited to, (i) environmental due diligence, (ii) intellectual property rights, (iii) insurance review, (iv) tax lien review, (v) review of leases and lease summaries, and (vi) satisfactory review of all material pending or threatened litigation or proceeding in court or any administrative forum), (b) there not occurring or becoming known to Harbert any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise), or prospects of the Company and its subsidiaries, taken as a whole or with BBAC, (c) Harbert not becoming aware after the date hereof of any information or other matter affecting the Company, its subsidiaries, BBAC or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to Harbert prior to the date hereof, (d) with respect to the definitive documentation for, and closing of, the Acquisition, (i) the merger agreement (the “Merger Agreement”) shall be reasonably acceptable to Harbert, (ii) all of the conditions precedent to the Acquisition set forth in the Merger Agreement shall have been satisfied in all material respects (or waived with the consent of Harbert (which consent will not be unreasonably withheld or delayed)) and (iii) BBAC shall have received minimum contributed cash equity (inclusive of the Equity Co-Investment and other cash investments which will be made contemporaneously with the closing of the Investment) of no less than $14,000,000, (e) the negotiation, execution and delivery on or before September 30, 2007 of definitive documentation for the Investment satisfactory to Harbert and its counsel (the “Loan Documentation”), (f) both before and after giving effect to the closing, (i) the absence of any default or event of default under the Loan Documentation or under any material contract or agreement of BBAC, the Company, or their respective subsidiaries, (ii) the accuracy of the Representations and Warranties in all material respects, and (iii) your compliance with the terms of this Commitment Letter and the Term Sheet and (g) the other conditions set forth or referred to in the Term Sheet, including Exhibit A thereto. The terms and conditions of Harbert’s commitment hereunder and of the Investment are not limited to those set forth herein and in the Term Sheet, but any other terms or conditions not otherwise covered herein or in the Term Sheet shall not be materially inconsistent with the terms and conditions herein or in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of Harbert and BBAC.

You agree to indemnify and hold harmless Harbert, its affiliates and the officers, directors, employees, advisors and agents of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter and the Investment, the use of the proceeds

June 7, 2007

thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing (collectively, “Indemnifiable Claims”), regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to (i) losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such indemnified person or (ii) a diminution in value of the securities purchased pursuant to the Equity Co-Investment (provided that this clause (ii) does not constitute a waiver of any rights or remedies that Harbert may have at law or equity with respect to the Equity Co-Investment). You also agree to reimburse each indemnified person on demand for all out-of-pocket expenses (including due diligence expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Indemnifiable Claims. To the fullest extent permitted by applicable law, you (on behalf of yourself and your affiliates) agree not to assert, and each hereby irrevocably and unconditionally waive, to the maximum extent not prohibited by law, any claim against any indemnified person, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Commitment Letter or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby or the use of the proceeds of the Investment. No indemnified person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Commitment Letter or the Investment or the transactions contemplated hereby or thereby.

The obligations of Harbert with respect to the Investment shall not become effective unless each of the foregoing conditions are satisfied or waived by Harbert at or prior to 5:00 p.m., Nashville, Tennessee time, on September 30, 2007 (and, in the event such conditions are not so satisfied or waived, Harbert’s commitment with respect to the Investment shall terminate at such time).

This Commitment Letter shall not be assignable by you without the prior written consent of Harbert (and any purported assignment without such consent shall be null and void) and is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and Harbert. This Commitment Letter may be executed in any number of counterparts, each of which shall upon execution and delivery be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (together with the Term Sheet and the Working Fee Letter) is the only agreement that has been entered into between or among Harbert and you with respect to the Investment and sets forth the entire understanding of the parties with respect thereto. Notwithstanding anything to the contrary contained herein (except as set forth in the penultimate paragraph of this Commitment Letter), your and our obligations and commitments under this Commitment Letter and the Working Fee Letter will be superseded in their entirety by the parties’ respective obligations as set forth in the Definitive Documents. This Commitment Letter and its enforcement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts-of-law principles.

You acknowledge that Harbert may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Harbert will not use or disclose confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by it of

June 7, 2007

services for other companies, and Harbert will not furnish any such information to other companies. You also acknowledge that Harbert has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by it from other companies.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to the Company’s or Purchaser’s officers, agents and advisors who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof, to the extent you are not prohibited from doing so under applicable law) or (c) disclosure as may be necessary under the rules and regulations of the Securities Exchange Commission.

In order to enable Harbert to bring its relevant expertise to bear on its engagement under this Commitment Letter from among its affiliates, you agree that Harbert may perform the services contemplated hereby in conjunction with its affiliates, and that any affiliates of Harbert performing services hereunder shall be entitled to the benefits and subject to the terms and conditions of this Commitment Letter.

The compensation (including payment of the Funding Fee), reimbursement (including, but not limited to, the reimbursement of the reasonable out-of-pocket fees and expenses of Harbert (including the reasonable fees, disbursements, and other charges of Harbert’s counsel and consultants set forth above)), indemnification and confidentiality provisions contained herein shall remain in full force and effect notwithstanding the termination of this Commitment Letter or Harbert’s commitment hereunder.

If the foregoing correctly sets forth the agreement between you and Harbert, please indicate your acceptance of the terms hereof, including without limitation the fees set forth herein, and your acceptance of the Term Sheets by returning to Harbert executed counterparts hereof not later than 5:00 p.m., Nashville, Tennessee time, on June 9, 2007. Harbert’s commitment and agreements herein will expire at such time in the event Harbert has not received such executed counterparts and such amounts in accordance with the immediately preceding sentence.

[Signature Page Follows]

Harbert Mezzanine Partners II, L.P. is pleased to have been given the opportunity to assist you in connection with the Investment.

Very truly yours,

HARBERT MEZZANINE PARTNERS II, L.P.

By:	HMP II SBIC GP, LLC, its General Partner

By:	Harbert Mezzanine Partners II GP, LLC, its Sole Manager

By:	Harbert Mezzanine Manager II, Inc., its Sole Manager

By:	/s/ J. Pryor Smartt
Name:	J. Pryor Smartt
Title:	Director of Investments

Accepted and agreed to as of the date first written above by:

BBAC, LLC

By:	/s/ Reid M. Zeising
Name:	Reid M. Zeising
Title:	Managing Member

HARBERT MEZZANINE PARTNERS II, L.P.

618 Church Street, Suite 500

Nashville, TN 37219

BBAC, LLC

SUMMARY OF TERMS AND CONDITIONS

June 7, 2007

Company	BBAC, LLC (“BBAC”), the operating entity formed by the Sponsors to acquire Back Yard Burgers, Inc. and its subsidiaries (“Target”).

Borrower	A subsidiary wholly owned by BBAC (“Merger Sub”), with it being understood that, upon completion of the merger of Merger Sub with and into Target (with Target being the surviving entity of such merger), Back Yard Burgers, Inc., would be the Borrower.

Sponsors	Each of Cherokee Advisors, LLC and Pharos Capital Group, LLC.

Lender	Harbert Mezzanine Partners II, L.P.

Amount	Up to $7,000,000 senior subordinated second lien term loan and an equity co-investment of $1,000,000.

Term/Amortization	5 years. Interest only. Prepayment premium of 4% in Year 1, 3% in Year 2 and 2% in Year 3.

Loan	Senior Subordinated Second Lien Term Loan.

Collateral	Second priority perfected security interests and liens to secure all obligations of Borrower and Guarantors to Lender upon all of Borrower’s and Guarantors’ present and future assets, including all accounts, general intangibles, chattel paper, documents, instruments, supporting obligations, letter-of-credit rights, deposit accounts (subject to certain exceptions for deposit accounts in which de minimis balances are maintained), investment property, inventory, equipment (other than any vehicle, to the extent perfection of a security interest in such vehicle would require compliance with any certificate of title statute), fixtures and real property, and all products and proceeds thereof, a pledge of all of the equity interests in subsidiaries of Borrower and Guarantors, and a pledge of all of the equity interests in Merger Sub and Borrower owned at any time by BBAC (the “Collateral”), provided that the Collateral will not include any rights or interests of Borrower or Guarantor in any contract if, under the terms of such contract or any applicable law with respect thereto, the valid grant of a security interest or other lien therein to Lender is prohibited and such prohibition has not been or is not waived or the consent of the other party to such contract has not been or is not otherwise obtained or under applicable law such prohibition cannot be waived, and provided further that the foregoing exclusion shall in no way be construed (i) to apply if any such prohibition is ineffective or unenforceable under the UCC (including Sections 9-406, 9-407, 9-408 or 9-409) or any other applicable law or (ii) so as to limit, impair or otherwise affect Lender’s unconditional continuing security interest in and lien upon any rights or interests of Borrower or any Guarantor in or to monies due or to become due under any such contract (including any accounts).

Notwithstanding the foregoing, the Collateral will not include any interest of Borrower or any Guarantor as a tenant or lessee of any real property. In addition, Lender agrees not to record a mortgage, deed of trust or other security deed on any properties listed on Schedule 1 attached hereto, which are intended to be subject to a sale-leaseback transaction within 120 days after the closing date (the “Sale-Leaseback Properties”), provided that, with respect to each such Sale-Leaseback Property: (a) on the closing date, Borrower shall execute and deliver to Lender a mortgage, deed of trust or other security deed otherwise in accordance with the terms hereof, (b) on the closing date, Borrower shall execute and deliver to Lender a negative pledge agreement in form and substance satisfactory to Lender, which Lender shall be entitled, at Borrower’s expense, to record in the appropriate real estate recording office at closing, (c) Lender shall be entitled to record such mortgage, deed of trust or other security deed, at Borrower’s expense, upon the sooner to occur of 120 days after the closing date (if Borrower has not consummated a sale-leaseback transaction with respect to such Sale-Leaseback Property), or the date that a default or event of default occurs (subject to any applicable cure periods), and (d) on the closing date, Lender shall have received satisfactory results of a title search.

The obligations secured may include hedging and bank product obligations of Borrower and Guarantors.

Prior to the closing of the transaction set forth herein, Borrower, each Guarantor and BBAC agree that Lender is irrevocably and unconditionally authorized to file UCC financing statements naming Lender, as secured party, and Borrower, each Guarantor or BBAC, as debtor, with respect to the Collateral (provided that, with respect to BBAC, such UCC financing statement shall list as collateral only the equity interests in Merger Sub and Borrower owned by BBAC). Lender agrees to terminate such filings, at the applicable obligor’s expense, promptly upon Lender’s receipt of written request therefor after September 30, 2007 (or after termination of the Commitment Letter if sooner), if the transactions contemplated hereby have not closed on or before such date.

Guarantees	Obligations under the Loan will be guaranteed by all domestic subsidiaries of the Borrower and any intermediate parent company of the Borrower (together, the “Guarantors”), which guarantees shall become effective only upon consummation of the merger. BBAC will provide only a non-recourse pledge of its equity interests in Merger Sub and, simultaneously with the consummation of the aforementioned merger, the Target and any intermediate parent company.

Real Estate and Franchise Release Provisions

After the closing date, Borrower may request that Lender consent to the sale of certain real estate and franchises of Borrower and Guarantors and that Lender release its liens therein. Any such sale and release of liens shall be subject to Lender’s consent, which consent shall not be unreasonably withheld, and Lender may consider, among other factors at the time of any such request, the nature of the transaction, the amount of the term loans then outstanding, the amount of term loans to be repaid from the proceeds of such sale, and the value of the other remaining collateral after giving effect to such sale.

Borrower and Guarantors shall not be permitted to sell any such real estate or franchises or to request Lender’s release of liens therein, if any default or event of default exists at the time of such proposed sale or would result therefrom.

Funding Fee	2.0% of the initial principal balance of the Notes (the “Funding Fee”) payable at closing.

Visitation Rights	Until such time as the Notes are repaid in full, the Lender will be entitled to send one representative, which shall be designated by the Lenders holding a majority of the Notes, to attend all meetings of the Board of Directors (and committees thereof), or similar governing body, of the Company (and its subsidiaries) as an observer (subject to customary exceptions) without the right to vote. Such representative will be entitled to receive copies of all materials prepared for such meetings and will be reimbursed by the Company for all reasonable expenses incurred in connection with attending such meetings.

Coupon	17.00% per annum, comprised of (i) 12.00% per annum, payable monthly in cash in arrears by automatic bank draft and (ii) 5.00% per annum, payable-in-kind and compounded monthly; provided, that Borrower may, at its election from time to time, pay all or any portion of the interest attributable to the aforementioned 5.00% per annum in cash rather than in-kind. Interest will be computed on the basis of a 360-day year, calculated for the actual number of days elapsed. At the beginning of each calendar month, the then outstanding principal balance of the Loan shall be increased by an amount (the “PIK Amount”) equal to the difference between: (i) interest accruing on the principal balance and (ii) interest paid in cash on the principal balance. At the end of each calendar month, interest accrued and interest paid shall be calculated on the then outstanding principal balance of the Notes, as increased by all PIK Amounts and decreased by all principal repayments and prepayments, with the end result that interest shall be compounded monthly.

Equity Co-Investment	Subject to the satisfaction of the terms and conditions of the definitive documents, Lender shall invest $1,000,000 in BBAC and will become a Class A Member in BBAC with such rights and obligations as specified in the Second Amended and Restated Operating Agreement of BBAC. No consideration has or will be paid to any equityholder of BBAC, in their capacity as an equityholder, other than as set forth in the Second Amended and Restated Operating Agreement of BBAC.

Conditions to Closing	The closing and funding of the Loan shall be subject to the conditions listed on Exhibit A attached hereto and such other conditions which are customary for financings of this type, and which are materially consistent with the conditions otherwise set forth herein.

Representations, Warranties and Covenants	Those customarily found in investment agreements for similar financings and any additional representations, warranties, and covenants reasonably deemed appropriate by the Lender in the context of the proposed transaction, and where applicable subject to baskets to be mutually agreed upon. Covenants restricting additional indebtedness (including an anti-layering covenant), asset sales (excluding the Sale-Leaseback Properties and the sale of corporate stores), affiliate transactions (but allowing the payment of salaries and incentive compensation to employees of Borrower who might also be investors in, or employees of, Cherokee Advisors, LLC, or BBAC), payments or distributions to equity and customary restrictions on amendments or modifications to the Senior Credit Facility shall also be included. All payments, on account of borrowed funds and dividends and/or distributions on account of equity (but not including cash payment for the purchase price of shares made to effectuate the merger of the Merger Sub into Target) to former or existing equity holders (and their affiliates) of the Target or its predecessors shall be subject to (x) restrictions to be determined and (y) a subordination agreement in form and substance reasonably satisfactory to the Lender; provided however, on and after twelve months following the closing date, Borrower would be permitted to make annual cash dividends to BBAC (for further distribution to the holders of Series A Preferred shares of BBAC), so long as (a) no default or event of default is in existence or would result therefrom, (b) Borrower demonstrates pro forma compliance with the Fixed Charge Coverage Ratio after giving effect to each such dividend, (c) the Senior Debt Leverage Ratio, after giving effect to each such dividend, would be less than 3.50x, and (d) the aggregate amount of such dividends does not exceed, in any year, $1,200,000.

In addition, in consideration of Lender’s agreement not to require BBAC to guaranty the Loan, and without limiting the generality of any of the foregoing, Borrower, each Guarantor and BBAC acknowledge and agree that Borrower and Guarantors shall not be permitted to (i) transfer, sell or otherwise dispose of any of their assets to BBAC or any subsidiary of BBAC, that is not a Guarantor, (ii) pay any dividends, distributions, redemptions, repurchases or other amounts in respect of the equity interests of Merger Sub owned by BBAC, except as expressly provided in the preceding paragraph, or (iii) make any loans to or other investments in BBAC or any subsidiary of BBAC that is not a Guarantor, or receive any loans from BBAC or any such subsidiary. In no event shall BBAC be permitted to grant in favor of any person, other than Lender or Senior Lender (as defined below), a lien or security interest in any of the equity interests of Merger Sub owned by BBAC.

Such representations and covenants will generally conform to the analogous provisions of the Senior Credit Facility (except as they relate to equity co-investment matters and the covenants described above) and shall terminate upon repayment of the Notes (leaving Lender (and any other permitted holders of the equity co-investment) with only such rights as are afforded Class A Members under the BBAC Second Amended and Restated Operating Agreement).

Financial Covenants

The definitive loan agreement shall include standard and reasonable financial covenants customary for a debt financing of this type. Including but not limited to, which shall be tested quarterly and generally conform to the financial covenants contained in the Senior Credit Facility:

(1)    Minimum Adjusted EBITDA, measured as of the last day of each fiscal quarter

(2)    Fixed Charge Coverage Ratio, measured as of the last day of each fiscal quarter: (Adjusted EBITDAR minus maintenance capex minus cash taxes minus cash dividends)/(scheduled principal payments plus interest plus annual cash rent)

(3)    Total Debt Leverage Ratio, measured as of the last day of each fiscal quarter: (Total Funded Debt including Capital Leases minus cash on hand/Adjusted EBITDA)

(4)    Senior Debt Leverage Ratio, measured as of the last day of each fiscal quarter: (Senior Funded Debt including Capital Leases minus cash on hand/Adjusted EBITDA)

(5)    Maximum annual growth/remodel capital expenditures: measured as of the last day of each fiscal quarter to be defined and amounts to be set in a manner reasonably satisfactory to Lender and Borrower.

The required covenant levels (other than covenant levels relating to the Maximum annual growth/remodel capital expenditures) for each fiscal quarter of Borrower on a consolidated basis are set forth on Exhibit B. The financial covenants shall be calculated so as to give pro forma effect to any asset disposition (including, without limitation, the sale/leaseback transactions) occurring during the applicable period as if such disposition occurred at the beginning of the period.

Equity Covenants	Events of Default under the Financial Covenants will include equity cure rights where, to avoid default, the Borrower may receive dollar for dollar EBITDA credit from new cash from equity issuances to BBAC.

Reporting Requirements	To include, without limitation, (i) monthly unaudited financial statements and operational summaries (45 days after the end of each fiscal month), (ii) annual audited financial statements, (iii) annual financial and operational budgets/projections and (iv) other financial reporting as reasonably required by Lender. Notwithstanding the foregoing, reporting requirements, with the exception of any and all reporting requirements mandated by the Small Business Administration, shall be no more burdensome than those contained in the Senior Credit Facility Documents.

Subordination/Intercreditor	The Notes will be subordinated pursuant to a subordination and intercreditor agreement (the “Intercreditor Agreement”) on customary terms for financings of this type reasonably acceptable to the Lender only to debt arising under the first lien credit facility (the “Senior Credit Facility”) with the provider thereof in a maximum principal amount to be agreed upon (as reduced by reductions of principal or committed revolver capacity), and senior to all other indebtedness of the Borrower and the Guarantors.

Assignments	Lender shall have the right at any time to sell and assign the Notes in accordance with customary terms; provided that, until such time as there shall have occurred a default or an event of default, Borrower’s consent to assignments to non-affiliates of the Lender shall be required, such consent not to be unreasonably withheld.

Expenses and Indemnification

The Company and/or the Borrower shall pay all reasonable expenses of Lender, including but not limited to attorneys’ fees and other out-of-pocket expenses, associated with the closing of the proposed Loan (except with respect to the financial review as contemplated in the related commitment letter and subject to application of the balance of the “Working Fee,” if any, as contemplated in the related commitment letter, which shall be paid by the Lender). The Company shall be liable for and shall pay to Lender all such expenses, regardless of whether or not the Loan closes, including the aforementioned financial review if the Loan does not close.

The Company shall indemnify the Lender and hold it harmless against all claims, losses , liabilities, and expenses (including reasonable fees and disbursements of counsel) arising out of or relating to the proposed financing contemplated hereby and the other transactions connected therewith, except (i) to the extent of Lender’s gross negligence or willful misconduct that directly relates to the proposed financing or (ii) any diminution in value of the securities purchased pursuant to the equity co-investment.

Use of Proceeds	Acquisition capital.

Confidentiality	Any disclosure to a third party (other than to the Sponsors and the Sponsor’s investors, the Company and its Subsidiaries, and their respective senior executive officers, boards of directors, managers, members, legal counsel, accountants and financial advisors), without the Lender’s consent, is strictly prohibited; provided, however, that the Company may, to the extent it reasonably believes it is required to do so, publicly disclose this term sheet and the related commitment letter as part of any filing made by the Company pursuant to Section 13(d) of the Securities Exchange Act of 1934.

Lenders’ Counsel	Moore & Van Allen PLLC

Governing Law and Forum	State of New York, without regard to conflict of law principles

This Term Sheet does not reference all of the terms, conditions, representations, warranties, covenants, and other provisions which shall be contained in the definitive documentation for the Notes and the transactions contemplated thereby but which shall not be inconsistent with the terms contained herein. The information herein is considered confidential and shall not be distributed or discussed with any outside party other than as described herein and in the accompanying Commitment Letter.

SCHEDULE 1

List of Sale-Leaseback Properties

Fourteen (14) parcels of real estate of Borrower in the following locations:

Panama City, FL

Southaven, MS

Germantown, TN

Memphis, TN

North Little Rock, AR

Destin, FL

Olive Branch, MS

Cordova, TN

Fort Walton Beach, FL

Memphis, TN

Jackson, TN

Little Rock, AR

Crestview, FL

Jonesboro, AR

EXHIBIT A

CONDITIONS TO CLOSING

In addition to the conditions to closing set forth in the Commitment Letter and in the Term Sheet, the closing and funding of the Loan shall be subject to satisfaction of conditions customary for financings of this nature, including, without limitation, the following:

1.	The Total Senior Debt of Company on a consolidated basis (including the Senior Credit Facility, but excluding existing capital leases) at closing not to exceed $18,500,000.

2.	Receipt by Lender of Target’s 10Q filing for Q1 2007, most recent internal monthly financial statements, and historical stock option review. Lender shall have also received a proforma closing balance sheet, adjusted to give effect to the transaction contemplated hereby.

3.	Lender shall be reasonably satisfied, based on financial statements (actual and pro forma), projections and other evidence provided by Company, or requested by Lender, that Company after incurring the indebtedness contemplated by the Loan, will be solvent, able to satisfy its obligations as they mature and adequately capitalized.

4.	Except to the extent otherwise provided above with respect to Sale-Leaseback Properties, with respect to each parcel of real property owned by Borrower or any Guarantor, Lender shall have received, no later than 15 days prior to the closing date, such customary appraisals, environmental reports, surveys, and flood zone certifications as Lender may require in its reasonable discretion, and at the closing, the Borrower or applicable Guarantor shall execute and deliver to Lender (or cause to be executed and delivered to Lender): (a) a mortgage, deed of trust or other security deed with respect to each such parcel of owned real property, (b) an opinion letter of local counsel to Borrower or such Guarantor in each state in which a mortgage, deed of trust or other security deed is to be recorded, (c) a commitment for the issuance of a lender’s policy of title insurance covering Lender’s interest under each such mortgage, deed of trust or other security deed, in an amount not less than 110% of the appraised value of such real property, and (d) an environmental indemnity agreement with respect to such real property, in each case, in form and substance satisfactory to the Lender in all respects.

5.	No material adverse change in the business, operations, profits or assets of Borrower, Guarantors or Target shall have occurred since the date of the most recent financial statements received by Lender or its latest field examination and no material pending litigation, proceeding, bankruptcy or insolvency, injunction, order or claims with respect to Borrower, Guarantors or Target shall exist.

6.	The preparation, execution and delivery of a senior credit agreement with the provider thereof (“Senior Lender”) and other documents executed in connection therewith (collectively, with the credit agreement, the “Senior Credit Facility Documents”) mutually acceptable to the Company and Lender, consistent with the terms and conditions as outlined in the commitment letter and term sheet or otherwise reasonably acceptable to Company and the Lender.

7.	There being no order or injunction or pending litigation in which there is a reasonable possibility of a decision which would have a material adverse effect on Company, Target and their respective subsidiaries taken as a whole, and no pending litigation seeking to enjoin or prevent the transactions contemplated hereby that could reasonably be expected to impose materially adverse conditions or which could reasonably be expected to have a material adverse effect upon the consummation of the Acquisition.

8.	Lender’s receipt of satisfactory corporate approval of the acquisitions and the financing as well as customary opinions of counsel reasonably satisfactory to Lender. All governmental, regulatory and other third-party approvals and consents required by the Acquisition Agreement with respect to the proposed transactions shall have been obtained and shall be final and non-appealable. The acquisition shall have been consummated in compliance with applicable law.

9.	Lender shall be satisfied with the terms, conditions and the amount of its Equity Co-Investment.

Exhibit B

Financial Covenants

Quarterly Period End	Adjusted EBITDA	Senior Debt Leverage Ratio		Fixed Charge Coverage Ratio		Total Debt Leverage Ratio
Q3 - 2007	$3,250,000	4.75	x	1.05	x	6.75	x
Q4 - 2007	$3,250,000	4.75	x	1.05	x	6.75	x
Q1 - 2008	$3,250,000	4.25	x	1.05	x	6.25	x
Q2 - 2008	$3,750,000	4.25	x	1.05	x	5.75	x
Q3 - 2008	$3,750,000	4.25	x	1.10	x	5.75	x
Q4 - 2008	$3,750,000	4.25	x	1.10	x	5.75	x
Q1 - 2009	$3,750,000	3.25	x	1.10	x	4.75	x
Q2 - 2009	$3,750,000	3.25	x	1.10	x	4.75	x
Q3 - 2009	$3,750,000	3.25	x	1.15	x	4.75	x
Q4 - 2009	$3,750,000	3.25	x	1.15	x	4.75	x
Q1 - 2010	$3,750,000	2.25	x	1.15	x	3.75	x
Q2 - 2010	$3,750,000	2.25	x	1.15	x	3.75	x
Q3 - 2010	$3,750,000	2.25	x	1.15	x	3.75	x
Q4 - 2010	$3,750,000	2.25	x	1.15	x	3.75	x
Q1 - 2011	$3,750,000	2.25	x	1.15	x	3.75	x
Q2 - 2011	$3,750,000	2.25	x	1.15	x	3.75	x

Exhibit C

Definition of Adjusted EBITDA

“Adjusted EBITDA” means, at any date of determination, an amount equal to consolidated net income of Borrower and it’s subsidiaries on a consolidated basis determined in accordance with GAAP for the most recently completed four fiscal quarters (the “Measurement Period”), plus (without duplication) the following to the extent deducted in calculating consolidated net income for such Measurement Period (i) depreciation and amortization expense, (ii) consolidated interest charges, (iii) consolidated restaurant preopening costs in an amount not to exceed $130,000 per year, (iv) non-cash rent expense (v) non-cash compensation expense, (vi) non-recurring expenses (or minus non-recurring income items) reducing (or in the case of non-recurring income, increasing) such consolidated net income which do not represent a cash item in such a period or any future period, (vii) income tax paid or payable (less any income tax credits received) for such period, determined in accordance with GAAP (in each case of or by Borrower and it’s subsidiaries for such Measurement Period), (viii) fees and out-of-pocket expenses incurred and actually paid by Borrower in connection with the Loan, the merger and the senior loan facilities, in an aggregate amount not to exceed $1,500,000, (ix) one-time option review costs incurred during the operating period ending December 31, 2006, such amount not to exceed $350,000, (x) one-time private company savings not to exceed $250,000, minus (xi) one-time $350,000 for selected, underperforming franchisees.